ACCELERA INOVATIONS, INC.
20511 Abbey Drive
Frankfort, Illinois 60423

November 26, 2012

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn: Mara Ransom, Assistant Director

Re:	Accelera Innovations, Inc. Registration Statement on Form S-1 File No. 333-181591

Dear Ms. Ransom:

Pursuant to Rule 461(a) of the Securities Act of 1933, as amended, Accelera Innovations, Inc.. (the “Company”), hereby requests that the effective date of the above-captioned Registration Statement on Form S-1 of the Company be accelerated to November 28, 2012 at 3:00 p.m. E.S.T., or as soon thereafter as may be practicable.

The Company hereby acknowledges that:

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should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.  If you have any questions regarding the foregoing, please contact Thomas E. Puzzo, Esq., counsel to the undersigned, at (206) 522-2256.

Very truly yours, Accelera Innovations, Inc. By: /s/ John F. Wallin Name: John F. Wallin Title: Chief Executive Officer

cc:  Thomas E. Puzzo, Esq.